EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

TSX Trading Symbol: LVN US OTCQX: LVNVF
September 03, 2014	Berlin & Frankfurt: L09

LEVON ANNOUNCES 848.5 MILLION TONNES GRADING 41.03 G/T SILVER EQUIVALENT INDICATED RESOURCE AT CORDERO, CALCULATED AT $20 PER OUNCE SILVER, INCLUDING 488,494,796 OUNCES SILVER, 1,366,129 OUNCES GOLD, 9.0 BILLION POUNDS ZINC AND 4.7 BILLION POUNDS LEAD

Levon Resources Ltd. (Levon or the Company) (TSX Symbol: LVN) announces an updated resource estimate for the Company’s 100% owned Cordero project located 35 kilometers northeast of Hildalgo Del Parral, Chihuahua, Mexico. The updated resource estimate reported in this news release is effective September 03, 2014, and takes into account all of the results of the Company’s Phase 4 core drilling program completed to date.

The updated Cordero resource is constrained and tabulated within the geometry of a revised open pit, and includes an indicated resource containing 488,494,796 ounces (ozs) silver, 1,366,129 ozs gold, 9.0 billion pounds (B lbs) zinc and 4.7 B lbs lead in 848.5 million tonnes (M t) of material grading 41.03 silver equivalent grams per tonne (g/t) including 17.91 g/t silver, 0.05 g/t gold, 0. 479 percent (%) zinc, and 0.254 % lead, at a cut off grade of 15 g/t silver equivalent. The open pit resource geometry contains an additional inferred resource of 44,448,039 ozs silver, 84,746 ozs gold, 663,311 M lbs zinc, 396,532 M lbs lead within 92,158 million tonnes of material grading 31.4 g/t silver equivalent including 15.00 g/t silver, 0.029 g/t gold, 0.327 % zinc, and 0.195 % lead at a cut off grade of 15 g/t silver equivalent (Table 1). The open pit resource shell measures 2.5 kilometers by 1.6 kilometers and is 600 meters deep with a low overall strip ratio of 1.2:1 waste to mineralized material. A map and cross sections of the open pit may be viewed on Levon’s website (www.levon.com).

A summary of the updated resource estimate is shown in Table 1. Resource grades are expressed as silver equivalents, which equate to projected recovered metals. Silver equivalent is calculated using the most recent metallurgical testing recoveries for each metal. The resource shell is defined based on the deductions for mining and operating costs per tonne, including estimated transportation and refining costs for each metal in a projected mill concentrate (Table 2). Silver equivalents are calculated at $20 / oz silver, $1250 / oz gold, 0.94 cents / lb zinc, and 0.95 cents / lb lead.

Table 1. Summary of the September 03, 2014 updated Cordero mineral resource.

Total Resource								Contained Metal
Class	Cutoff	Tonnes X 1000	AgEq, g/t	Ag, g/t	Au, g/t	Zn, %	Pb, %	Ag oz	Au oz	Zn lbs X1000	Pb lbs X 1000
	AgEq, g/t
Indicated	15	848,462	41.03	17.91	0.050	0.479	0.254	488,494,796	1,366,129	8,952,499	4,742,361
Inferred	15	92,158	31.39	15.00	0.029	0.327	0.195	44,448,039	84,746	663,311	396,532

Table 2. Silver equivalent calculation variables: metal prices, estimated recovery through a standard flotation mill with separate zinc and lead circuits, estimated away from property smelting and refining charges*.

Silver Equivalents Calculation Variables
		% Metal	Estimated smelter and refining
Metal	Metal Price	Recovery	charges
Ag	$20.00	85.0	$0.024/g
Au	$1,250.00	18.0	$0.00/g
Zn	$0.94	81.0	$0.32/lb
Pb	$0.95	80.0	$0.42/lb

*Costs used to define the resource shell include $6.00/t process cost, $0.75/t G&A, $1.75/t mining cost and the estimated TCRC costs.

“We are pleased with the Company’s progress at Cordero, which has advanced quickly from our original discovery in 2009 through four accelerated drill programs to reach the present resource estimate” states Ron Tremblay, President and CEO of Levon Resources Ltd. “The new resource estimate includes a 57% increase in the indicated silver resource over the Company’s June 2012 resource estimate” (“Cordero Project June 2012 Mineral Resource Update” dated July 31, 2012 as amended May 10, 2013 prepared by Independent Mining Consultants, Inc. “IMC”). “The resource estimate includes data from holes in the Porphyry Zone and also the Phase 4 drill results from the Aida claim acquired in 2013, which consolidated 100% ownership of the district” (news release April 30, 2014). “The resource expansion across the claim confirms our projections. Owning the entire Cordero district with this large scale discovery is a major accomplishment for our team and Levon shareholders“.

Resource Calculations
The Cordero updated resource estimate is tabulated within a revised open pit geometry and was developed from 244 drill holes encompassing 118,937 meters of core drilling, including the latest 41 holes (21,168 m) drilled at the Cordero Project since the Company’s announcement of its previous resource estimate in June, 2012. The September 03, 2014 resource remains open to expansion through step out delineation and infill drilling, on strike and beneath the modeled open pit.

The updated Cordero resource estimate presented in this press release was prepared under the direction of Herb Welhner (SME registered member #3434330), Vice President of IMC, who is a qualified person under NI 43-101. IMC has utilized updated metal price projections, estimated metallurgical recoveries, production and processing cost estimates from M3 Engineering & Technology (“M3”), Tucson, Arizona. M3 has revised the prices and costs from their 2012 PEA study (“NI 43-101 Technical Report Preliminary Economic Assessment Chihuahua, Mexico”, Issue Date: 8 May 2013, Effective Date: 12 March 2012) filed under Levon’s profile at www.sedar.com) to include the recent pre-feasibility stage metallurgical results that improve metal recoveries (Table 2).

Levon expects to file a technical report with respect to the updated resource estimate within 45 days.

Vic Chevillon, Levon's Vice President and Director said “Cordero is a major discovery and a novel porphyry silver, gold, zinc, and lead type system from its alteration and metal zoning patterns. Additional upside potential exists proximal to the resource for contact replacement deposits, in areas yet to be delineated on the margins of the resource. There is also a younger porphyry controlled zinc system in the southwest, and younger porphyry copper and molybdenite mineralization in the northeast part of the resource that has been intersected in deep holes (1,200 m) beneath the presently modeled open pit. At this stage in the discovery, we are pursuing additional metallurgical test work within the new resource to further improve recoveries from early production benches and optimize a start-up operation.”

Metallurgy
The latest metallurgical testing designed and managed by M3, and conducted by ALS Metallurgy, Vancouver, B.C., was a pre-feasibility scale study to optimize mill reagents in the modeled standard flotation mill. The mill has separate circuits for zinc and lead. The recoveries were improved over initial metallurgical testing, and gold is now included in the resource estimate.

Qualified Person
Vic Chevillon, AIPG QPG # 11054, the Company's VP, Exploration, Director and a qualified person as such term is defined in NI 43-101 of the Canadian Securities Administrators has reviewed and approved this news release.

Mr. Chevillon has verified the data disclosed in this news release and no limitations were imposed on his verification process. Other than as described below and in the Company’s annual filings (which are available at www.sedar.com), there are no known legal, political, environmental or other risks that could materially affect the potential development of the mineral resources at this point in time.

About Levon Resources
Levon is a well-funded gold and precious metals exploration Company, exploring the company's 100% owned flagship Cordero bulk tonnage silver, gold, zinc, and lead project near Hidalgo Del Parral, Chihuahua, Mexico.

For further information, contact the Company IR Direct at 604-682-2991, or main office number 604-682-3701.

ON BEHALF OF THE BOARD

"Ron Tremblay"
______________________________
Ron Tremblay
President and Chief Executive Officer

Safe Harbour Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold and silver, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Readers are cautioned that mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral exploration and development of mines is an inherently risky business. Accordingly, actual events may differ materially from those projected in the forward-looking information. For more information on the Company and the risks and challenges of our business, investors should review our annual filings which are available at www.sedar.com. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the
Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the Toronto Stock Exchange (“TSX”) nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.